Airbee Wireless, Inc.
9400 Key West Avenue
Rockville, MD 20850-3322
September 7, 2005
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Dear Sirs:
     In connection with the Company’s responses to the SEC comment letter dated August 5, 2005, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Sincerely,

E. Eugene Sharer
Chief Financial Officer